NEWS RELEASE

FOR IMMEDIATE RELEASE

STORM CAT CONFIRMS SIZE OF PRIVATE PLACEMENT FINANCING

CALGARY and DENVER – (PR Newswire) – October 21, 2005 – Storm Cat Energy Corporation (AMEX: SCU; TSX.V: SME) announced that it has confirmed the size of its previously announced private placement financing.  The Company has agreed to sell to U.S. and Canadian investors 5,092,328 common shares of the Company at a price of U.S. $ 2.15 per share. In addition, each investor will receive a common share warrant exercisable for three tenths (3/10) of a common share, for each common share purchased in the private placement, and each full warrant will be exercisable for a period of two years at an exercise price of U.S. $ 2.52 per share.  The closing of the financing is subject to the acceptance of the TSX Venture Exchange and satisfaction of customary terms and conditions.

The securities offered in the private placement have not been registered under the Securities Act of 1933 or any state securities laws, and unless so registered may not be offered or sold in the United States, except pursuant to an exemption from, or in a transaction subject to, the registration requirements of the Securities Act of 1933 and applicable state securities laws. This press release is issued pursuant to Rule 135(c) of the Securities Act of 1933, and does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the common shares or warrants in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Storm Cat Energy

Storm Cat Energy is an independent oil and gas company focused on the pursuit, exploration and development of large unconventional gas reserves from fractured shales, coal beds and tight sand formations. The Company has producing properties in Wyoming’s Powder River Basin, exploitation/development acreage in Canada and Alaska, and high-risk, high-reward exploration acreage in Mongolia. The Company's shares trade on the American Stock Exchange under the symbol “SCU” and in Canada on the TSX Venture Exchange under the symbol “SME.”

Company Contact:

Scott Zimmerman, President and Chief Executive Officer

Paul Wiesner, Chief Financial Officer

Phone: 87-STORMCAT

www.stormcatenergy.com

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman

President and Chief Executive Officer

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.